DIANA SHIPPING INC.
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece

March 24, 2015

VIA EDGAR SUBMISSION
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4628

RE:            Notice of Disclosure filed in Diana Shipping Inc.'s Form 20-F for the year ended 2014 under Section 219 of Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Diana Shipping Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended 2014, which was filed with the U.S. Securities and Exchange Commission on March 24, 2015.

Respectfully submitted, DIANA SHIPPING INC. By: /s/ Andreas Michalopoulos Name: Andreas Michalopoulos Title: Chief Financial Officer